Press Release	Source: Cushing® Asset Management, LP

Cushing® Announces Results and Adjournment of Special Shareholder Meeting Relating to Merger of Certain Closed-End Funds

Friday, May 1, 2020

Dallas, TX: Cushing Asset Management (“Cushing”) announces the results of the joint special meeting of shareholders of The Cushing® Energy Income Fund (NYSE: SRF) and The Cushing® MLP & Infrastructure Total Return Fund (NYSE: SRV) relating to the proposed merger of SRF with and into SRV (the “Merger”) that occurred today.

At the special meeting, shareholders of SRF voted to approve the Merger.

The special meeting was adjourned with respect to SRV in order to allow shareholders of SRV additional time to vote on the Merger. Although the substantial majority of SRV’s shareholders who have voted their shares in connection with the special meeting have voted to approve the Merger, SRV has not obtained the vote required to approve the Merger. The merger is contingent upon the approval of sharheolders of both Funds.

The special meeting for SRV will reconvene on Friday, May 8, 2020 at 9:00 a.m. Central time. The reconvened special meeting will be held in a virtual format. Shareholders will not be able to attend the reconved special meeting in person.

If you were a record holder of SRV shares, in order to participate in the reconvened special meeting, please email Georgeson, the Funds’ proxy solicitor, at USProxyServices@georgeson.com, provide your full name and address and include the Fund name in the subject line. Georgeson will then email you the virtual meeting access information and instructions for voting during the reconvened special meeting.

If you held your SRV shares in a brokerage account or through a bank or other nominee, in order to participate in and vote during the reconvened special meeting, you must first request and obtain a “legal proxy” from your broker, bank or other nominee reflecting the Fund name, the number of Fund shares you held, as well as your name and email address. To participate in the reconvened special meeting, please forward an email from your intermediary containing the legal proxy or attach an image of the legal proxy, email it to Georgeson at USProxyServices@georgeson.com and put the Fund names and “Legal Proxy” in the subject line. Georgeson will then email you the virtual meeting access information and instructions for voting during the reconvened special meeting.

Requests for registration for the reconvened special meeting must be received by Georgeson no later than 5:00 p.m. Eastern Time on May 6, 2020. Please contact Georgeson at (877) 255-0134 with any questions regarding accessing the reconvened special meeting.

Whether or not you plan to participate in the reconvened special meeting, we urge you to complete your proxy card, date and sign it and return it promptly, or record your voting instructions by telephone or via the internet, as described in the proxy materials, no matter how large or small your holdings may be. If you submit a properly executed proxy but do not mark how you wish your shares to be voted, your shares will be voted “FOR” each proposal, as applicable. The proxy card included with the previously distributed proxy materials may continue to be used to vote your shares in connection with the reconvened special meeting. If your shares are held through a broker, you must provide voting instructions to your broker about how to vote your shares in order for your broker to vote your shares as you instruct at the reconvened special meeting.

Additional Information

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

The Funds filed with the SEC and mailed to shareholders a Proxy Statement/Prospectus and other relevant materials. FUND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS AND THE PROPOSALS SET FORTH THEREIN. Shareholders may obtain the Proxy Statement/Prospectus and other relevant materials and any other documents filed by the Funds with the SEC, free of charge, from the SEC’s website at www.sec.gov. Shareholders also may obtain free copies of the Proxy Staetment/Prospectus, the other relevant materials and other documents filed with the SEC by calling the Funds toll-free at (888) 777-2346.

The Proxy Statement/Prospectus is also available at https://www.proxy-direct.com/cus-31148.

There can be no assurance that the Funds will achieve their investment objectives. Investments in the Funds involve operating expenses and fees. The net asset value of the Funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value.

ABOUT CUSHING® ASSET MANAGEMENT, LP

Cushing, a subsidiary of Swank Capital, is an SEC-registered investment adviser headquartered in Dallas, Texas. Cushing serves as investment adviser to affiliated funds and managed accounts providing active management in markets where inefficiencies exist.

Contact:
Blake Nelson
Cushing® Asset Management, LP
214-692-6334
www.cushingasset.com

Source: Cushing® Asset Management, LP